Exhibit 11.1

INTERNATIONAL COAL GROUP, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Basic Earnings Per Share	Year ended December 31, 2006	Year ended December 31, 2005	Period May 13, 2004 to December 31, 2004
Net Income (Loss) Available to Common Stockholders	$(9,275)	$31,825	$4,249
Weighted Average Shares of Common Stock	152,028,165	111,120,211	106,605,999
Basic Earnings Per Share	$(0.06)	$0.29	$0.04

Diluted Earnings Per Share
Net Income (Loss) Available to Common Stockholders	$(9,275)	$31,825	$4,249
Weighted Average Shares of Common Stock and Other Potentially Dilutive Securities Outstanding:
Common Stock	152,028,165	111,120,211	106,605,999
Incremental Shares Under Stock Compensation Plans (1)		41,076
Total	152,028,165	111,161,287	106,605,999
Diluted Earnings Per Share	$(0.06)	$0.29	$0.04

(1)	Includes the incremental effect of stock options outstanding computed under the treasury stock method.